STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors recommends a vote FOR Proposals 1, 2 and 3.	**For**	**Against**	**Abstain**
1. Re-election of the following individual nominees to serve as directors of Stratasys Ltd. (the “**Company**”) until the next annual general meeting of shareholders:			
1a. Dov Ofer	☐	☐	☐
1b. S. Scott Crump	☐	☐	☐
1c. John J. McEleney	☐	☐	☐
1d. Ziva Patir	☐	☐	☐
1e. David Reis	☐	☐	☐
1f. Michael Schoellhorn	☐	☐	☐
1g. Yair Seroussi	☐	☐	☐
1h. Adina Shorr	☐	☐	☐
2. Adoption of the Stratasys 2022 Share Incentive Plan, under which 1,296,494 ordinary shares will be reserved for issuance, in addition to ordinary shares that may be rolled over from the Company’s expiring 2012 Omnibus Equity Incentive Plan	☐	☐	☐
3. Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2022 and additional period until the next annual meeting.	☐	☐	☐

For address changes/comments, mark here (see reverse side for instructions). ☐

	Yes	**No**
Please indicate if you plan to attend this meeting	☐	☐

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2022 Annual General Meeting of Shareholders of Stratasys Ltd. (the “**Annual Meeting**”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of 2022 Annual General Meeting was published via press release and Form 6-K on August 2, 2022.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

STRATASYS LTD. 2022 Annual General Meeting of Shareholders 3:00 p.m. Israel Time September 15, 2022 Meitar Law Offices 16 Abba Hillel Road, 10th Floor Ramat Gan 5250608, Israel To obtain directions to the location of the 2022 Annual General Meeting of Shareholders, you can contact Investor Relations at: Stratasys Ltd. c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 Attn: Yonah Lloyd – Chief Communications Officer and Vice President- Investor Relations Email: Yonah.Lloyd@stratasys.com c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020 1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel PROXY The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the “Company”), hereby appoints Vered Ben Jacob, Eitan Zamir and J. David Chertok, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned holds of record as of August 8, 2022, at the 2022 Annual General Meeting of Shareholders of the Company to be held at 3:00 p.m., Israel time, on September 15, 2022 and any adjournments thereof, as indicated on the reverse side. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. If you have any question concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company’s Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com. Address Changes/Comments: (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side